EXHIBIT 11

Radian Group Inc.

Schedule of Net (Loss) Income per Share

	Three Months Ended September 30		Nine Months Ended September 30
(In thousands, except per-share amounts and market prices)	2008	2007	2008	2007
Net (loss) income	$36,699	$(703,864)	$(160,187)	$(569,314)

Average diluted stock options outstanding	471.8	—	—	—
Average exercise price per share	$2.48	$—	$—	$—
Average market price per share—diluted basis	$3.04	$—	$—	$—
Average common shares outstanding	79,960	79,800	79,603	79,467
Increase in share due to exercise of options—diluted basis (1)	511	—	—	—

Adjusted shares outstanding—diluted	80,471	79,800	79,603	79,467

Net (loss) income per share—basic	$0.46	$(8.82)	$(2.01)	$(7.16)

Net (loss) income per share—diluted	$0.46	$(8.82)	$(2.01)	$(7.16)

(1)	As a result of our net loss for the nine month period ended September 30, 2008, 5,235,491 share equivalents issued under our stock-based compensation plans were not included in the calculation of diluted earnings per share because they were anti-dilutive. For the three months ended September 30, 2008, 4,082,849 share equivalents were not included in the calculation of diluted earnings per share because they were anti-dilutive.